BEYOND AIR, INC.

900 Stewart Avenue, Suite 301

Garden City, NY 11530

December 11, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Beyond Air, Inc.

Amendment No. 1 to the Registration Statement on Form S-1

Filed November 21, 2025

File No. 333-291699

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement, as amended, be accelerated so that the same will become effective at 5:00 PM ET on December 15, 2025, or as soon thereafter as is practicable.

Very truly yours,

Beyond Air, Inc.

By:	/s/ Steven Lisi
Chief Executive Officer and Chairman